82-3361

02 SEP 24 AM 9:41

Pernod Ricard

SUPPL

Poland

Agros Group (Pernod Ricard) sells Fruit and Vegetable Division

Poland, 19 September 2002 - Pernod Ricard is completing its drive to refocus on its core spirits and wine business in Poland. The group has sold the Agros Fortuna branch of its subsidiary Agros Holding to Entreprise Investors, an investment fund. Agros Fortuna's main products are Fortuna fruit juices, Lowicz jams and Krakus canned vegetables. The branch has sales of some 140 million Euros (US$137.9 million) and employs 1,500 people, all of whom will be re-hired by the purchaser.

The selling price of 54 million Euros (US$53.2 million) is equivalent to the enterprise value of Agros Fortuna.

Pernod Ricard's sole business in Poland is now spirits and wine. The operating subsidiary Wyborowa SA produces the group's *wodkas** and distributes its international product range on Poland's domestic market.

Commenting on the recent dismissal by the Polish parliament, the Diet, of an amendment to the law on spirits that challenged the ownership of the Wyborowa brand, Yves Flaissier, chairman of Wyborowa SA said: "*As Poland prepares to join the European Union, this outcome demonstrates its maturity as regards trademark protection and the safeguarding of foreign investments*". Mr Flaissier added: *"Our strategy aims to develop Wyborowa worldwide by stressing its authenticity as a genuine Polish wodka"*.

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

*Polish triple-distilled vodka made exclusively from rye grain

Pernod Ricard Contacts

Alain-Serge Delaitte / Media	Tel: (33 1) 40 76 77 12
Patrick de Borredon / Investor Relations	Tel: (33 1) 40 76 77 33
Barbara M. Burns / New York	Tel: (212) 486 1140

For more information about Pernod Ricard, please visit our website:
www.pernod-ricard.com

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